EXHIBIT 1


FOR IMMEDIATE RELEASE


           FUTUREMEDIA PLC SECURES $10 MILLION FINANCING COMMITMENT TO
                FUND ACQUISITION OF EBC AND CONTINUED EXPANSION

              Company also announces change in Financial Management

Brighton, UK - (December 20, 2005) - Futuremedia plc (NasdaqSC: FMDAY), a leading European e-learning content and managed benefits services provider, today announced that Cornell Capital Partners, LP (www.cornellcapital.com) has agreed to provide up to US$10 million of growth capital to Futuremedia. The proceeds of the transaction are expected to be used for the acquisition of EBC and working capital for growth. The financing will be provided in two tranches, $2.5 million provided currently, and $7.5 million subject to certain conditions including the Company securing an extension to the existing agreement to acquire EBC and shareholder approval of the EBC acquisition (and related Cornell financing) before May 31, 2006. The Company expects to notify shareholders in early 2006 about the schedule for the Annual General Meeting, which is expected to be held in several months.

Commenting on the transaction, Leonard M. Fertig, Chief Executive Officer of Futuremedia plc, said, "Cornell Capital's investment in Futuremedia is an endorsement of our business and the attractive growth opportunities we are pursuing. Subject to satisfying the conditions mentioned above, the additional capital we have raised today provides us with the funding to complete the acquisition of EBC, one of the UK's most profitable e-learning businesses. If completed we expect this acquisition to strengthen our market position and broaden our capabilities in the e-learning marketplace while transforming Futuremedia into one of the largest and most diverse learning companies in the UK."

As previously announced, the current EBC agreement contemplated closing by December 23, 2005. Because of the Company's current share price and the shareholder approval requirements under the rules of The Nasdaq Stock Market, the Company has not been able to structure financing for the acquisition on acceptable terms without shareholder approval and the associated delay. The
Company is currently in discussions with the EBC shareholders regarding an extension to the terms of the existing agreement to allow time for shareholder approval but no agreement has yet been reached.

The US$2.5 million investment was made via a private placement in the form of a loan that is convertible (subject to certain terms and conditions) into Ordinary Shares of Futuremedia. The loan may be converted from time to time at Cornell's option (subject to certain restrictions and limitations). The conversion rate is based on the lesser of 105% of the closing price of Futuremedia ADR's on December 6 2005 (US$0.525) or 95% of the lowest volume weighted average price of the Company's ADSs for any period of three consecutive trading days during the 30 trading days immediately preceding the time of conversion. The loan has a term of three years and bears interest initially at an annual rate of 10% (reducing to 9% in year two and 7% in year three). In connection with the investment, Futuremedia issued to Cornell 187,500 Ordinary Shares at nominal value and warrants to purchase an additional 250,000 Ordinary Shares with an exercise price of US$0.70 per share. Cornell also received a commitment fee of US$187,500.

Alegro Capital acted as Futuremedia's exclusive financial adviser on the acquisition of EBC and the financing.

Futuremedia also announced today a change in its senior financial management. Mr. Mark Wilsher, currently Chief Financial Officer, will be leaving his position effective January 1, 2006. CFO responsibilities will be handled on an interim basis by Mr. Stephen Oliver, formerly Chief Financial Officer of Epic Group plc.

About Futuremedia:

Futuremedia is a leading provider of next-generation, value-driven e-learning content and services to public and private sector organizations. Backed by two decades of experience, the Company's content and services offerings include learning consultancy, Learning Management Systems, custom made learning programs and an extensive library of published courseware titles. The Company is also recognized as a pioneer and leader in the development and delivery of a range of fully managed, outsourced employee benefit programs for large organizations, including products and services falling under the UK's Home Computing Initiative
(HCI), childcare voucher system and tax-free bicycle programs.

About Cornell Capital:

Managed by U.S.-based Yorkville Advisors LLC, Cornell Capital Partners, LP has structured equity participation agreements in the U.S., United Kingdom and Australian financial markets. Cornell is recognized as a world leader in these types of agreements and has made available in excess of $900 million for close to 100 publicly quoted corporations. Information regarding Cornell Capital Partners, LP can be found at http://www.cornellcapital.com.

"Safe Harbor" Statement under Section 21E of the Securities Exchange Act of 1934: This press release contains forward-looking statements related to future results and speaks only of Futuremedia's expectations as of the date hereof. Such statements include expectations regarding: the Company's ability to secure additional financing (including the Cornell financing in connection with the EBC acquisition); the Company's ability to complete the EBC acquisition; and the expected benefits of the EBC acquisition (if completed). Such statements involve known and unknown risks and uncertainties that may cause actual results to differ materially from expectations. The risks and uncertainties include: risks associated with financing arrangements such as the Cornell financing (including risks that the terms of such financing could result in substantial dilution to shareholders because of conversion ratios that may depend on the future performance of the Company's ADSs or other factors and, in connection with the US$7.5 million commitment from Cornell, risks that the financing may not be completed as expected due to factors beyond the Company's control including failure to agree to an extension with EBC or failure to obtain shareholder approval); risks associated with acquisitions such as the EBC acquisition (including risks that the acquisition may not be completed due to factors beyond the Company's control such as failure to agree to an extension with EBC or failure to obtain shareholder approval, risks that such acquisitions may not deliver the benefits expected by management, and risks associated with integration of acquisitions generally); risks relating to the Company's ability to operate profitably in the future; risks associated with new contracts (including the possibility that such contracts may be terminated or not completed due to factors beyond the Company's control); risks associated with the Company's ability to develop and successfully market new services and products (including products and services based on government tax-benefit programs); risks associated with rapid growth; the Company's ability to successfully develop its business in new geographic markets; the early stage of the e-learning market; rapid technological change and competition; and other factors detailed in the Company's filings with the US Securities and Exchange Commission. The Company expressly disclaims any obligation to release publicly any updates or revisions to any such statement to reflect any change in expectations or in information on which any such statement is based. All product names and trademarks mentioned herein are trademarks of Futuremedia or their respective owners.

Contact Information:

US - Mike Smargiassi/Corey Kinger
Brainerd Communicators, Inc.
+1 212 986 6667
ir@futuremedia.co.uk

UK - Gerry Buckland
+44 7919 564126
info_db@mac.com

For Cornell Capital:

David Ratzker
+1 201 985 8300 ext. 130
Dratzker@CornellCapital.Com